Exhibit 99.1

SUZANO S.A.

Publicly Held Company with Authorized Capital

Corporate Taxpayers’ Register (CNPJ/ME) No. 16.404.287/0001-55

Company Registry (NIRE) No. 29.300.016.331

MINUTES OF THE BOARD OF DIRECTORS MEETING

HELD ON OCTOBER 27, 2022

1.Date, Time and Place: on October 27, 2022, at 9 a.m., in a hybrid meeting: by digital means (videoconference), pursuant to item 6.4. of the Internal Regulations of the Board of Directors (“Board”) of Suzano S.A. (“Company”), as well as at the Company's branch, located at Avenida Brigadeiro Faria Lima, 1355, 8th floor, in the City of São Paulo, State of São Paulo.

2.Attendance: The following Directors attended the meeting: David Feffer (Chairman of the Board of Directors), Daniel Feffer (Vice-Chairman of the Board of Directors), Nildemar Secches (Vice-Chairman of the Board of Directors), Ana Paula Machado Pessoa (Director), Gabriela Feffer Moll (Director), Maria Priscila Rodini Vansetti Machado (Director), Paulo Rogerio Caffarelli (Director), Rodrigo Calvo Galindo (Director) and e Paulo Sergio Kakinoff (Director). Mrs. Silvia Krueger Pela also attended the meeting as an invited guest.

3.Chairman and Secretary: The meeting was chaired by Mr. David Feffer, and Silvia Krueger Pela was the secretary.

4.Agenda: Resolve on (i) the Company’s new shares buyback program (“October/2022 Program”); and (ii) the authorization for the Company’s Board of Officers to perform all acts necessary to implement the resolutions eventually approved in the meeting.

5.Minutes in Summary Form: The present Directors unanimously and without reservations resolved the drawing up of these minutes in summary form.

6.Resolutions: The present Directors, unanimously and without reservations, also resolved on:

6.1.The approval, under the terms of the paragraph 1 of Section 30 of Law No. 6,404, of December 15, 1976, as amended (“Brazilian Corporate Law”), and of CVM Resolution No. 77, of March 29, 2022 (“CVM Resolution No. 77/22”) of the October/2022 Program,  enabling the acquisition, by the Company, of up to 20,000,000 common shares of its own issuance, representing approximately 2.9% of the total free float shares based on the shareholding position as of September 30, 2022, in operations to be conducted at B3 S.A. - Brasil, Bolsa, Balcão, at market prices, at the Company's convenience, considering the quotation value of its shares, , which may also be held in treasury, cancelled and/or sold later, as detailed in the Notice of Negotiation of Shares Issued by the Company, prepared according to the Exhibit G to CVM Resolution No. 80, of March 29, 2022, in the form of Exhibit I to these minutes.

6.1.1. To consign that, based on the shareholding position as of September 30, 2022, the Company has 686,352,936 free float shares, according to the definition given by article 67 of CVM Resolution No. 80, of March 29, 2022.

6.1.2. To consign that the shares acquisition in the scope of the October/2022 Program will be conducted by using: (i) the balances of the available profit and capital reserves, excluding the balances of the reserves referred to in item I of paragraph 1 of Section 8 of CVM Resolution No. 77/22; and (ii) the realized profit for the current year, excluding the allocations to the formation of the reserves specified in item I of paragraph 1 of Section 8 of said Resolution, as determined in the Quarterly Financial Statements for the period ended on September 30, 2022.

6.1.3. To consign that the share acquisition in the scope of the October/2022 Program will be liquidated within 18 months, and hence the term of the October/2022 Program will end on April 27, 2024 (inclusive).

6.1.4. To consign that the shares acquisition in the scope of the October/2022 Program will be conducted by the following brokerage firms: (i) XP Investimentos CCTVM S.A.; (ii) Morgan Stanley CTVM S.A.; (iii) BTG Pactual Corretora de Títulos e Valores Mobiliários S.A.; (iv) J. P. Morgan CCVM S.A.; (v) Goldman Sachs do Brasil Corretora de Títulos e Valores Mobiliários S.A.; and (vi) Bradesco S.A. CTVM.

6.2.The authorization of the Company’s Board of Officers to perform all acts necessary for the implementation of the resolutions approved at the meeting.

7.Closure: There being no further matters to be discussed, the Meeting was closed. The minutes of the meeting were drawn, read and approved by all the present Directors.

São Paulo/SP, October 27, 2022.

Board:

___________________________ David Feffer Presidente	___________________________ Silvia Krueger Pela Secretária

Present Directors:

___________________________ David Feffer Chairman of the Board of Directors	___________________________ Daniel Feffer Vice-Chairman of the Board of Directors
___________________________ Ana Paula Pessoa Director

___________________________ Nildemar Secches Vice-Chairman of the Board of Directors
___________________________ Gabriela Feffer Moll Director	___________________________ Maria Priscila Rodini Vansetti Machado Director
___________________________ Paulo Rogerio Caffarelli Director	___________________________ Rodrigo Calvo Galindo Director

___________________________

Paulo Sergio Kakinoff

Director

SUZANO S.A.

Publicly Held Company with Authorized Capital

Corporate Taxpayers’ Register (CNPJ/ME) No. 16.404.287/0001-55

Company Registry (NIRE) No. 29.300.016.331

MINUTES OF THE BOARD OF DIRECTORS MEETING

HELD ON OCTOBER 27, 2022

EXHIBIT I

Exhibit G to the CVM Resolution No. 80, dated March 29, 2022

Negotiation of Shares Issued by the Company

1. Justify in detail the purpose and the expected economic effects of the transaction:

The purpose of the Company’s shares buyback program approved at the Board of Directors meeting held on October 27, 2022 (“October/2022 Program”) is to maximize the generation of value for the shareholders, as it allows the Company to efficiently allocate  capital, considering the profitability potential of its stock, to provide greater future returns to its shareholders. Additionally, the acquisition signals to the market the management’s confidence in the Company’s performance.

Regarding its economic effects, the October/2022 Program may generate to the shareholders, (i) an eventual higher return in dividends and/or interest on shareholders’ equity, since the shares acquired by the Company are not entitled to receive dividends, so that dividends and/or interest on shareholders’ equity will be paid for a smaller number of shares, and (ii) an eventual increase of the percentage of shareholders’ interest in the Company, in the event of cancellation of shares held in treasury.

2. Inform the numbers of (i) free float stocks and (ii) stocks already held in treasury:

Based on the shareholding position as of September 30, 2022, the Company has: (i) 686,352,936 free float shares, according to the definition set forth in Section 67 of CVM Resolution No. 80, of March 29, 2022; and (ii) 51,911,569 shares of its own issuance held in treasury, representing approximately 7.6% of the total free float shares issued by the Company.

3. Inform the number of stocks that may be acquired or disposed of:

The Company may acquire, within the scope of the October/2022 Program, up to 20,000,000 common shares of its own issuance, always in accordance with the limit of shares held in treasury, pursuant to Section 9 of CVM Resolution No. 77, of March 29, 2022. The total of shares covered in the October/2022 Program represents approximately 2.9% of the total free float shares issued by the Company on September 30, 2022.

4. Describe the main features of the derivative instruments that the company will use, if any:

Not applicable, since the Company will carry out the transactions exclusively on the stock exchange, and will not make use of derivative instruments in this transaction.

5. Describe, if any, any existing voting agreements or guidelines between the company and the counterparty of the transactions:

Not applicable, since the Company will carry out the transactions exclusively on the stock exchange, and there are no previously identifiable counterparties.

6. In the event of transactions conducted outside of organized securities markets, inform: (a) the maximum (minimum) price at which the stocks will be acquired (sold); and (b) if applicable, the reasons justifying the transaction at prices more than ten percent (10%) higher, in the case of acquisition, or more than ten percent (10%) lower, in the case of sale, than the average quotation, weighted by volume, on the ten (10) previous trading sessions:

Not applicable, since the Company will carry out the transactions exclusively on the stock exchange.

7. Inform, if any, the impacts that the negotiation will have on the composition of the shareholding control or the company’s administrative structure:

Not applicable, since the Company does not foresee any significant impact of the concretization of the negotiations on the composition of the shareholding control or the Company’s administrative structure.

8. Identify the counterparties, if known, and, in the case of a related party to the company, as defined by the accounting rules that deal with this subject, also provide the information required by art. 9 of CVM Resolution No. 81, dated March 29, 2022:

Not applicable, since the Company will carry out the transactions exclusively on the stock exchange, and there are no previously identifiable counterparties.

9. Indicate the allocation of the earned income, if any:

Not applicable.

10. Indicate the maximum term for settlement of authorized transactions:

The final term to carry out the transaction is 18 months from the date of approval of the October/2022 Program by the Board of Directors (i.e., October 27, 2022), so that said term will expire on April 27, 2024 (inclusive).

11. Identify institutions that will act as intermediaries, if any:

The acquisition of the shares encompassed in the October/2022 Program will be intermediated by the following brokerage firms: (i) XP Investimentos CCTVM S.A.; (ii) Morgan Stanley CTVM S.A.; (iii) BTG Pactual Corretora de Títulos e Valores Mobiliários S.A.; (iv) J. P. Morgan CCVM S.A.; (v) Goldman Sachs do Brasil Corretora de Títulos e Valores Mobiliários S.A..; and (vi) Bradesco S.A. CTVM.

12. Specify the available resources to be used, in accordance with art. 8, § 1, of CVM Resolution No. 77, dated March 29, 2022:

The shares acquisition will be carried out using: (i) the balances of the available profit and capital reserves, excluding the balances of the reserves referred to in item I of paragraph 1 of Section 8 of CVM Resolution No. 77, of March 29, 2022; and (ii) the realized profit for the current year, excluding the allocations to the formation of the reserves specified in item I of paragraph 1 of Section 8 of said Resolution, as determined in the Quarterly Financial Statements for the period ended on September 30, 2022

13. Specify the reasons why the members of the board of directors are comfortable that the stocks buyback will not jeopardize the fulfillment of obligations to creditors or the payment of mandatory, fixed or minimum dividends:

In the opinion of the Company’s Board of Directors, the Company’s financial situation is compatible with the acquisition of shares within the scope of the October/2022 Program, and no impact is expected on: (i) the fulfillment of obligations assumed by the Company with creditors; and (ii) the payment of mandatory dividends, fixed or minimum, in view of the Company’s liquidity situation and cash generation.